Exhibit 3.1.9

                          CERTIFICATE OF AMENDMENT TO
                   THE RESTATED CERTIFICATE OF INCORPORATION
                        OF STRATUS SERVICES GROUP, INC.


To:   Secretary of State
      State of Delaware

      Pursuant to the provisions of Section 242 of the General Corporation Law of the State of Delaware, Stratus Services Group, Inc., a corporation organized under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), executes this Certificate of Amendment to its Restated Certificate of Incorporation. The Corporation's Certificate of Incorporation was filed and recorded in the Office of the Secretary of State of the State of Delaware on March 11, 1997, an Amended and Restated Certificate of Incorporation was filed with the Office of the Secretary of State of the State of Delaware on March 31, 2000 and the Corporation's Amended and Restated Certificate of Incorporation was amended on July 31, 2002.

1. Name of Corporation. The name of the Corporation is Stratus Services Group, Inc.

2. Date of Adoption and Text of Amendments. The following amendments to the Certificate of Incorporation of the Corporation (the "Amendments") were adopted by the Corporation's stockholders (the "Stockholders") at a meeting of stockholders duly held on March 28, 2002.

      (a) Effective at 9:00 a.m. on July 14, 2004 (i) each four (4) shares of the Corporation's outstanding Common Stock shall automatically and without any further action by the holder be combined into one (1) share of Common Stock, (ii) no fractional shares shall be issued; any stockholder who would otherwise be entitled to receive a fractional share shall be entitled to receive a cash payment in lieu thereof; (iii) the par value per share shall be increased from at $.01 to $.04 per share and (iv) no changes will be made in the capital or surplus account of the Corporation.

      (b) Section 4.1 of Article IV of the Restated Certificate of Incorporation of the Corporation is amended to provide in its entirety as follows:

            "Section 4.1. Total Number of Shares of Stock. The total number of shares of all classes of stock which the Corporation has the authority to issue is One Hundred Five Million (105,000,000) shares consisting of One Hundred Million (100,000,000) shares of Common Stock, $.04 par value per share (the "Common Stock"), and Five Million (5,000,000) shares of Preferred Stock, $.01 par value per share (the "Preferred Stock").

3. Approval of Amendments. The foregoing Amendments were duly adopted in accordance with Section 242(b) of the Delaware General Corporation Law on March 28, 2002.

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4.    Effective Date. This Certificate of Amendment and the Amendments shall become effective at 9:00 a.m. on July 14, 2004.

      IN WITNESS WHEREOF, this Certificate of Amendment has been duly executed by an authorized officer of the Corporation as of the 9th day of July, 2004.

                                    STRATUS SERVICES GROUP, INC.


                                 By: /s/ Joseph J. Raymond
                                    -----------------------------------
                                    Joseph J. Raymond, President

                                    Attest:


                                 By: /s/ Michael A. Maltzman
                                    -----------------------------------
                                    Michael A. Maltzman,
                                    Senior Vice President and Treasurer


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